Exhibit 99.1

Daqo New Energy Announces 39,600 MT Polysilicon Supply Agreement with LONGi Green Energy

April 2, 2018, CHONGQING, China -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it has signed a 32-month 39,600 MT ultra-high-quality polysilicon supply agreement with LONGi Green Energy Technology Co., Ltd. (“LONGi”), the world's leading mono-crystalline solar products manufacturer with 15GW of mono-crystalline wafer capacity and 6.5GW of mono-crystalline module capacity in 2017.

Under the terms of the supply agreement, Daqo New Energy will supply LONGi with 39,600 MT of ultra-high-quality polysilicon starting from April 2018 through the end of 2020, for use in the production of high-end mono-crystalline solar products. As part of the supply agreement, LONGi will make an advance payment on the ultra-high-quality polysilicon to Daqo New Energy.

Mr. Baoshen Zhong, Chairman of LONGi, commented, "Daqo New Energy’s polysilicon meets the stringent purity requirements we have for the production of high-efficiency mono-crystalline solar products. This supply agreement with Daqo New Energy will allow us to expand production capacity of our high-efficiency mono-crystalline solar products to meet the growing demand from our downstream customers. Daqo New Energy’s ultra-high-quality polysilicon and reliability make them the ideal strategic supplier, and we look forward building a deeper partnership with them.”

Mr. Longgen Zhang, Chief Executive Officer of Daqo New Energy, commented, “I’m pleased that we have signed this long-term supply agreement with LONGi, the world’s leading mono-crystalline solar products manufacturer and one of China’s top-tier solar manufacturers. Chinese solar manufacturers rely heavily on foreign imports of polysilicon. Daqo is one of the very few Chinese polysilicon producers who can produce ultra-high-quality polysilicon domestically. I believe bringing LONGi on board as a strategic long-term customer demonstrates our reputation as a reliable and preferred supplier of high-quality polysilicon. I look forward to working closely with LONGi to further improve our ability to serve the growing demand for high-end mono-crystalline grade polysilicon.”

About LONGi Green Energy Technology Co., Ltd.

Founded in 2000 and listed on the Shanghai Stock Exchange, LONGi Green Energy Technology Co., Ltd. (SH 601012) is the world’s largest manufacturer of mono-crystalline solar products. LONGi’s product line spans mono-crystalline solar ingots and wafers to mono solar cells and mono solar modules, as well as solar power generation solution. For the year 2017, LONGi generated revenues of RMB 16.36 billion (approximately USD$2.6 billions), with mono-crystalline solar wafer shipments of approximately 2.2 billion pieces, and mono-crystalline solar module shipments of 4.7 GW, ranking as China’s top one solar module company by domestic module shipment. LONGi focuses on the development and production of high efficiency solar products, including PERC mono solar cells and PERC mono solar modules. Based on LONGi’s strategic expansion plan, LONGi plans to increase solar wafer capacity to 45GW by 2020, from 15GW in 2017.

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 18,000 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

For more information, please visit http:// http://daqo.gotoip1.com/

For further information, please contact:

Daqo New Energy Corp.

Investor Relations

Phone: +86-187 1658 5553

Email: dqir@daqo.com

SOURCE: Daqo New Energy Corp.

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